EXHIBIT 11 – COMPUTATION OF EARNINGS (LOSS) PER SHARE

(In thousands, except per share data)	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010
NUMERATOR:
Income (loss) attributable to the Company – common shares	$3,213	$(34,894)	$20,367	$(91,803)
Less: Participating securities dividends	1,132	1,196	2,580	2,589

Net income (loss) attributable to the Company per common share – basic and diluted	$2,081	$(36,090)	$17,787	$(94,392)

DENOMINATOR:
Weighted average common shares outstanding – basic	355,940	355,585	355,873	355,530
Effect of dilutive securities:
Stock options and restricted stock (1)	488	—	683	—

Weighted average common shares outstanding – diluted	356,428	355,585	356,556	355,530

Net income (loss) attributable to the Company per common share:
Basic	$0.01	$(0.10)	$0.05	$(0.27)
Diluted	$0.01	$(0.10)	$0.05	$(0.27)

(1)	Equity awards of 6.2 million and 5.5 million were outstanding as of September 30, 2011 and 2010, respectively, but were not included in the computation of diluted earnings per share because to do so would have been antidilutive.